Mail Stop 3010

December 30, 2009

<u>Via U.S. Mail and Facsimile (604) 538-5575</u>

Mr. Garry Unger
President and Chief Executive Officer
1st Home Buy & Sell Ltd.
5315 East 93 Street
Tulsa, OK 74137

   Re: **1st Home Buy & Sell Ltd.**
      Schedule 14C
      Filed December 14, 2009
      File No. 0-52936

Dear Mr. Unger:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Security Ownership of Certain Beneficial Owners and Management, page 4</u>

1. We note that Raydor International Services Ltd. owns 9,773,400 shares, constituting approximately 65% of your outstanding common stock. We refer to the 10-K filed on October 16, 2009 and note that Mr. Daniel Baxter is listed as the owner of 9,773,400 shares of common stock, constituting 48.57% of your outstanding common stock. Please explain to us the discrepancy in ownership and share percentages. We also note that your executive officer, directors and persons who beneficially own in excess of 5% of the outstanding common stock have not filed beneficial ownership reports under Section 13(d) of the Exchange Act since effectiveness of your registration statement on Form SB-1. Similarly, we note that none of the officers and directors has filed reports under Section

16(a) of the Exchange Act. While the staff recognizes that you do not represent the company's executive officers, directors and beneficial owners, please advise them to file all reports under Sections 13(d) and 16(a) immediately. Also have the parties provide written confirmation of their understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

<u>Proposal to Change the Name of the Company, page 4</u>

2.   Please briefly state the reason you are seeking to change the name of the company. Refer to Item 19 of Schedule 14A.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Garry Unger
President and Chief Executive Officer
1st Home Buy & Sell Ltd.
December 30, 2009
Page 3

        You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at
(202) 551-3233 if you have questions regarding these comments or me with any other
questions.

                                        Sincerely,

                                        Tom Kluck
                                        Branch Chief